UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

TELEVIDEO, INC.

(Name of the Issuer)

TELEVIDEO, INC.

HOMEBOUND ACQUISITION, INC.
DR. K. PHILIP HWANG
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

879913

(CUSIP Number of Class of Securities)

Richard Kim

Vice President
TeleVideo, Inc.
2345 Harris Way
San Jose, CA 95131
(408) 954-8333
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

John S. Mills, Esq.

Clifford Chance US LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 858-4300

      This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

      b. ☐ The filing of a registration statement under the Securities Act of 1933.

      c. ☐ A tender offer.

      d. ☐ None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

      Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*: $282,298.50	Amount of filing fee: $25.97

*	Estimated for purposes of calculating the amount of the filing fee only, based upon the product of: (x) 4,182,200 shares of the issuer’s common stock, par value $0.01 per share (based on the maximum number of shares to be converted in the merger to the right to receive cash, excluding shares beneficially owned by the acquisition company or its affiliates that will not be converted into cash in the proposed merger); and (y) $0.0675 (equal to the proposed cash payment to holders of the shares set forth in (x)). The amount of filing fee has been determined by multiplying the amount calculated as aforesaid by .000092.

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25.97
Form or Registration No.:	Schedule 14C
Filing Party:	TeleVideo, Inc.
Date Filed:	December 12, 2002

Introduction

      This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on December 12, 2002, as amended by Amendment No. 1 thereto filed on February 14, 2003 and by Amendment No. 2 filed on April 8, 2003 (collectively, this “Schedule 13E-3”), is being filed by: (i) TeleVideo, Inc., a Delaware corporation (“TeleVideo”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein; (ii) Homebound Acquisition, Inc., a Delaware corporation (“Homebound”) organized by Dr. K. Philip Hwang, TeleVideo’s chief executive officer and majority stockholder (“Dr. Hwang”), for purposes of effecting the transaction described herein; and (iii) Dr. Hwang, who is the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of approximately 63% of TeleVideo’s issued and outstanding common stock.

      The information contained in the preliminary information statement filed pursuant to Schedule 14C of the Exchange Act is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of such information statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 15.     Additional Information.

ITEM 1011

      (b) On August 29, 2003 the board of directors of TeleVideo terminated the merger agreement, dated as of November 26, 2002, by and between TeleVideo and Homebound and terminated the proposed going-private transaction. A definitive Information Statement was not filed with the SEC.

Item 16.     Exhibits.

ITEM 1016

      (a) Press release issued by TeleVideo on August 29, 2003.

Cautionary Statement Regarding Forward-Looking Information

      This Schedule 13E-3 contains and incorporates by reference certain forward-looking statements concerning TeleVideo’s financial position, business and future prospects. Because these forward-looking statements are being made in connection with a going private transaction, the safe harbor created by Section 21E of the Exchange Act does not apply to these statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and TeleVideo’s plans, goals and objectives. Such statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” or similar terms. TeleVideo’s actual results may differ materially from such statements.

      Although TeleVideo believes that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there cannot be any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by TeleVideo or any other person that the future events, plans or expectations contemplated by TeleVideo will be achieved. Except for TeleVideo’s ongoing obligations to disclose material information as required by the federal securities laws, TeleVideo undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Schedule 13E-3 or to reflect the occurrence of unanticipated events.

SIGNATURES

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of August 29, 2003

TELEVIDEO, INC.

By: /s/ K. PHILIP HWANG _______________________________________ Name: Dr. K. Philip Hwang Title: Chief Executive Officer

HOMEBOUND ACQUISITION, INC.

By: /s/ K. PHILIP HWANG _______________________________________ Name: Dr. K. Philip Hwang Title: Chief Executive Officer

/s/ K. PHILIP HWANG _______________________________________ Dr. K. Philip Hwang

EXHIBIT INDEX

Exhibit
Number	Description

(a)(5)	Press release issued by TeleVideo on August 29, 2003.